51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
 Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
February 24, 2017
Item 3   News Release
The news release was disseminated on February 24, 2017 through Marketwired.
Item 4   Summary of Material Change
The Company announced that it has completed its financing announced on February 7, 2017, which consisted of a brokered private placement of 2,181,300 units (each a “Unit”) at a price of $1.25 per Unit for gross proceeds of $2,726,625 (the “Brokered Financing”) and a non-brokered private placement of 350,800 Units at a price of $1.25 per Unit for gross proceeds of $438,500 (the “Non-Brokered Financing” and, together with the Brokered Financing, the “Financing”), for total gross proceeds of $3,165,125. Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of three years from the closing of the Financing at a price of $2.00 per Share.
Echelon Wealth Partners Inc. (“Echelon”), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the “Agents”) acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agent’s warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings.  Echelon also received a corporate finance fee of $44,800 and 15,000 Warrants in connection with the Non-Brokered Financing.
The Company is unaware of any material change that is related to the recent change in its stock price.
All securities issued in the Financing will be subject to a statutory hold period expiring four months and one day after closing of the Financing. None of the securities issued in the financing have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful..
Item 5   Full Description of Material Change
5.1          Full Description of Material Change
A full description of the material change is described in Item 4 above and in the attached News Release which has been filed on SEDAR.

5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:              Lee Buckler, CEO and President
Telephone:         604.248.8693
Item 9   Date of Report
February 24, 2017

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
 DISSEMINATION IN THE UNITED STATES

RepliCel Life Sciences Announces Closing of Brokered and Non-brokered Private Placement

VANCOUVER, BC – February 24, 2017 – RepliCel Life Sciences Inc. (“RepliCel” or the “Company”) (OTCQB: REPCD) (TSX.V: RP) (Frankfurt: P6P2), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, is pleased to announce that it has completed its financing announced on February 7, 2017, which consisted of a brokered private placement of 2,181,300 units (each a “Unit”) at a price of $1.25 per Unit for gross proceeds of $2,726,625 (the “Brokered Financing”) and a non-brokered private placement of 350,800 Units at a price of $1.25 per Unit for gross proceeds of $438,500 (the “Non-Brokered Financing” and, together with the Brokered Financing, the “Financing”), for total gross proceeds of $3,165,125. Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of three years from the closing of the Financing at a price of $2.00 per Share.

Echelon Wealth Partners Inc. (“Echelon”), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the “Agents”) acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agent’s warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings.  Echelon also received a corporate finance fee of $44,800 and 15,000 Warrants in connection with the Non-Brokered Financing.

The Company is unaware of any material change that is related to the recent change in its stock price.

“On February 7 we announced a brokered private placement for up to $2 million”, stated Lee Buckler, RepliCel President and CEO. “That we were able to quickly close a financing with brokered and non-brokered components totaling over $3.1 million is a testament to the belief investors have in our near-term catalysts, upside potential, and execution.  We look forward to our clinical data announcements in the weeks to come and providing the market with further updates on our device program and other projects.”

All securities issued in the Financing will be subject to a statutory hold period expiring four months and one day after closing of the Financing. None of the securities issued in the financing have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company’s product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles. The Company has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / lee@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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